UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ)
no. 04.032.433/0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

In compliance with article 157, paragraph 4 of Law 6.404 of December 15, 1976 and CVM Instruction 358/02, CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby discloses the following NOTICE TO THE MARKET:

     On March 12, 2010, its subsidiary , Contax S.A., signed a financing agreement with the Brazilian Financial Bank – BNDES, in the total of R$ 323,552,000.00 (three hundred twenty-three million, five hundred and fifty-two thousand reais), as approved by the Executive Board of the BNDES via Decision Dir 1523/2009 – BNDES, of December 22, 2009.

     The amount, relating to the financing agreement with the BNDES is divided into two sub credits:

I – Sub credit “A”:

     Sub credit “A” refers to the amount of R$ 281,455,000.00, with the funds being available for increasing installed capacity and upgrading current facilities, improving service quality, training programs and investments related to Research & Development, within the BNDES PROSOFT- Software Industry and Correlated Services Development Program.

     Over the principal loan balance, the interest charged will be composed of a 1.73% p. y., as well as the Brazilian long-term interest rate (TJLP) and a surcharge of 1.0% p. y.

II – Subcredit “B”:

     Sub credit refers to the amount of R$ 42,097,000.00,“B” with the funds being available for the purchase of machinery and equipment that meet the criteria established by FINAME (Agência Especial de Financiamento Industrial – Special Industrial Financing Agency).
     Over the principal loan balance, the interest charged will be of 4.5% p. y.

     Repayment of the principal of the loan to the BNDES will occur in 60 monthly and successive instalments, with the first instalment due on October 15, 2011, and the last, on October 15, 2016.

Rio de Janeiro, March 26, 2010.

     Michel Neves Sarkis
CFO and Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.